Filed by IntercontinentalExchange, Inc.
(Commission File No. 001-32671)
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: NYSE Euronext
(Commission File No. 001-33392)

IntercontinentalExchange Fourth Quarter and Full Year 2012 Earnings Presentation February 6, 2013

Forward-Looking Statement

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This presentation may contain “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Statements regarding IntercontinentalExchange's business that are not historical facts are forward-looking statements that involve risks, uncertainties and assumptions that are difficult to predict. These statements are not guarantees of future performance and actual outcomes and results may differ materially from what is expressed or implied in any forward-looking statement. The factors that might affect our performance include, but are not limited to: our business environment and industry trends; conditions in global financial markets; domestic and international economic conditions; volatility in commodity prices and price volatility of financial contracts such as equity indexes and foreign exchange; our ability to complete the acquisition of NYSE Euronext and to do so in a timely manner, realize the anticipated benefits within the expected time frame, and efficiently integrate NYSE Euronext’s operations; changes in laws and regulations; increasing competition and consolidation in our industry; our ability to identify and effectively pursue acquisitions and strategic alliances and successfully integrate the companies we acquire on a cost-effective basis; the success of our clearing houses and our ability to minimize the risks associated with operating multiple clearing houses in multiple jurisdictions; technological developments, including ensuring that the technology we utilize is not vulnerable to security risks; the accuracy of our cost estimates and expectations; our belief that cash flows will be sufficient to service our debt and fund our working capital needs and capital expenditures for the next twelve months; our ability to develop new products and services on a timely and cost-effective basis; leveraging our risk management capabilities; maintaining existing market participants and attracting new ones; protecting our intellectual property rights; not violating the intellectual property rights of others; potential adverse litigation results; our belief in our electronic platform and disaster recovery system technologies; and identification of trends and how they will impact our business. For a discussion of such risks and uncertainties, which could cause actual results to differ, including materially, from those contained in the forward-looking statements, see ICE's Securities and Exchange Commission (SEC) filings, including, but not limited to, the risk factors in ICE's most recent Annual Report on Form 10-K for the year ended December 31, 2012, as filed with the SEC on February 6, 2013. These filings are also available in the Investors & Media section of our website.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We caution you not to place undue reliance on these forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made, and we undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of an unanticipated event. New factors emerge from time to time, and it is not possible for management to predict all factors that may affect our business and prospects. Further, management cannot assess the impact of each factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND WHERE TO FIND IT

This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, ICE has filed with the SEC a registration statement on Form S 4, which includes a preliminary joint proxy statement/prospectus with respect to the proposed acquisition of NYSE Euronext. The final joint proxy statement/prospectus will be delivered to the stockholders of ICE and NYSE Euronext. INVESTORS AND SECURITY HOLDERS OF BOTH ICE AND NYSE EURONEXT ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION CAREFULLY AND IN ITS ENTIRETY, INCLUDING ANY DOCUMENTS PREVIOUSLY FILED WITH THE SEC AND INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION REGARDING ICE, NYSE EURONEXT AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about ICE and NYSE Euronext, without charge, at the SEC’s website at http://www.sec.gov. Investors may also obtain these documents, without charge, from ICE’s website at http://www.theice.com and from NYSE Euronext’s website at http://www.nyx.com.

PARTICIPANTS IN THE MERGER SOLICITATION

ICE, NYSE Euronext and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the transactions described in the Agreement and Plan of Merger, dated as of December 20, 2012, by and among ICE, NYSE Euronext and Baseball Merger Sub LLC. You can find information about ICE and ICE’s directors and executive officers in ICE’s Annual Report on Form 10-K for the year ended December 31, 2012, as filed with the SEC on February 6, 2013, and ICE’s proxy statement for its 2012 annual meeting of stockholders, as filed with the SEC on March 30, 2012. You can find information about NYSE Euronext and NYSE Euronext’s directors and executive officers in NYSE Euronext’s Annual Report on Form 10-K for the year ended December 31, 2011, as filed with the SEC on February 29, 2012, and NYSE Euronext’s proxy statement for its 2012 annual meeting of stockholders, filed with the SEC on March 26, 2012. Additional information about the interests of potential participants is included in the joint proxy statement/prospectus, and the other relevant documents filed by ICE and NYSE Euronext with the SEC.

Forward-Looking Statement

GAAP AND NON-GAAP RESULTS

This presentation includes non-GAAP measures that exclude certain items the company considers are not reflective of our core business performance. We believe that the presentation of these measures provides investors with greater transparency and supplemental data relating to our financial condition and results of operations. These non-GAAP measures should be considered in context with our GAAP results. A reconciliation of Adjusted Net Income Attributable to ICE and Adjusted Diluted Earnings Per Common Share Attributable to ICE to the equivalent GAAP measure and an explanation of why we deem these non-GAAP measures meaningful appears in our earnings release dated February 6, 2013 and in the appendix to this presentation. The reconciliation of Adjusted EBITDA, Adjusted Operating Expenses and Adjusted Operating Income to the equivalent GAAP results and an explanation of why we deem these non-GAAP measures meaningful appear in the appendix to this presentation. Our earnings press release and this presentation are available in the Investors & Media section of our website at www.theice.com. Our earnings press release is also available in our Current Report on Form 8-K filed with the SEC on February 6, 2013.

Earnings Conference Call – Fourth Quarter 2012

Jeffrey C. Sprecher

Chairman and Chief Executive Officer

Scott A. Hill

Senior Vice President, Chief Financial Officer

Charles A. Vice

President, Chief Operating Officer

Kelly L. Loeffler, CFA

Melanie S. Skijus, CFA

Vice President, Investor Relations &

Director, Investor Relations Corporate Communications

Consistent Execution and Growth

ICE Revenues +3% y/y $1,327 $1,363 $1,400 $1,150 $1,050 $995 $813

$700

$350

$0

2008 2009 2010 2011 2012

Net Income Attributable to ICE

+8% y/y

$600 $552 $510

$398 $400 $301 $316

$200

$0

2008 2009 2010 2011 2012

Financial Performance: 2012

Record revenues +3% y/y to $1.4B

Operating income +4% y/y; op expense flat y/y61% operating margin vs. 60% in 2011Net income attributable to ICE +8% y/yDiluted EPS +9% y/yOperating cash flow, $733MM +3% y/y

Operational Performance

Futures vol +10% y/y, open interest (OI) +30% y/ySeamless transition of cleared OTC contracts to futuresLeading solutions for financial reform: clearing & SDR

Strategic Initiatives 2012

Leadership in global crude and refined futures marketsNew product development across energy, ags & financialsContinued expansion of options and global natural gas markets, as well as OTC clearing initiativesFocus on long-term growth and rates opportunity through NYSE Euronext transaction

Cleared OTC energy contracts transitioned to futures contracts on Oct 15, 2012 and all prior periods have been adjusted to reflect these contracts as futures

ICE Financial Highlights – Fourth Quarter 2012

In millions, except per share amounts

INCOME STATEMENT	4Q12	4Q11	Change y/y
Total Revenues	$323	$327	-1%
Total Expenses	$131	$132	-1%
Operating Income	$192	$195	-1%
Operating Margin	59%	60%	- 1 pt
Adj Operating Margin[1]	62%	60%	+2 pts
Tax Rate	28%	29%	- 1pt
Net Income Attributable to ICE	$129	$127	2%
Adj Net Income Attributable to ICE[1]	$135	$128	5%
EPS (Diluted)	$1.76	$1.73	2%
Adj EPS (Diluted)[1]	$1.84	$1.75	5%
CASH METRICS	**2012**	**2011**	**Change y/y**
Adj EBITDA[1]	$860	$803	7%
Operating Cash Flow	$733	$713	3%
Cap Ex & Cap Software	$68	$88	-23%

- **Transaction & clearing revenues -4% y/y on average daily volume (ADV) -1%:**
  - Energy futures +1% y/y
  - Ag futures +13% y/y
  - Financial futures -31% y/y
- **Adjusted operating margin of 62%[1], + 2 pts**
- **Strong cash generation in 2012**
  - Operating cash flow $733MM, +3% y/y
- **4th Quarter Operational Highlights**
  - Transitioned energy swaps to futures
  - NYSE Euronext transaction and Clearing Services Agreement for Liffe
  - License agreement with Markit to develop CDS futures in 2013
  - Record OI at ICE Futures Europe
  - UK emissions auction launched
  - Further development of OTC FX initiative through link with Traiana

NOTE: Figures may not foot due to rounding.
(1) These are non-GAAP measures. Please refer to the slides at the end of the presentation for reconciliation to the equivalent GAAP measures.
Cleared OTC energy contracts transitioned to futures contracts on Oct 15, 2012 and all prior periods have been adjusted to reflect these contracts as futures

6

IntercontinentalExchange

Revenue & Expense Detail – Fourth Quarter 2012

4Q12 Consolidated Revenues



Market Data & Other
14%
Agriculture
10%
Energy
62%
14%
Financials

Revenues (In millions)	4Q12	4Q11	y/y %
Energy	$200	$208	-4%
Financials	$45	$53	-15%
Agriculture	$32	$27	21%
Transaction & Clearing Revenues	**$277**	**$287**	-4%
Market Data	$37	$33	14%
Other	$9	$7	23%
Total Revenues	**$323**	**$327**	-1%

4Q12 Consolidated Expenses



SG&A & Rent
10%
Tech. & Communications
9%
Deprec. & Amortization
26%
Prof. Services & Acq. Costs
13%
Non-Cash Comp.
8%
34%
Cash Comp. & Benefits

Expenses (In millions)	4Q12	4Q11	y/y %
Comp. & Benefits	$57	$63	-10%
Tech. & Communications	$11	$12	-6%
Prof. Services	$7	$10	-25%
SG&A & Rent	$13	$14	-7%
Acq. Related Costs	$9	$1	984%
Depreciation & Amort.	$34	$33	1%
Total Expenses	**$131**	**$132**	-1%
Operating Margin	59%	60%	
Adj Operating Margin[1]	62%	60%	

FY13 adj expense guidance: **+3% to +5% over 2012 adj op expenses**

*See earnings release for add'l guidance

NOTE: Figures may not foot due to rounding.

(1) This is a non-GAAP measure. Please refer to the slides at the end of the presentation for a reconciliation to the equivalent GAAP measures.

7

IntercontinentalExchange

ICE Futures – Fourth Quarter 2012

Annual Futures & Options ADV

+10% y/y

Quarterly Futures & Options Revenues

$300 ‐2% y/y $266 $258 $250 $234 $234 $230 $200

$150 $100 $50

$0

4Q11 1Q12 2Q12 3Q12 4Q12 Fin Futures Ag Futures Energy Futures

4Q12 futures revenues $230MM, -2% y/y4Q12 ADV of 3.1MM, -1% y/y

Strength in Brent, Emissions, EU Nat Gas, Options & AgsSeamless swaps to futures transition during the quarterRate Per Contract (RPC)

Energy * Ags Financials

4Q12 4Q11 4Q12 4Q11 4Q12 4Q11 $1.07 $1.13 $2.47 $2.35 $1.00 $0.87

OI 73MM contracts at 12/31/12, +30% y/y

(In 000) 4Q12 4Q11 y/y %

Total Futures & Options Volume 199,706 197,797 1% ADV

ICE Brent 562 532 6% ICE Gasoil 237 264 -10% ICE Other Oil 200 215 -7% ICE Natural Gas 1,201 1,452 -17% ICE Power* 523 253 107% ICE Emissions & Other 52 39 34% ICE Sugar 91 81 12% ICE Equity Index 116 173 -33% Other Futures & Options 139 131 5%

Total Average Daily Volume 3,121 3,140 -1%

* Mini power contracts made up 28% of total vol in 4Q12 and 9% in 4Q11

NOTE: Figures may not foot due to rounding
Cleared OTC energy contracts transitioned to futures contracts on Oct 15, 2012 and all prior periods have been adjusted to reflect these contracts as futures

ICE OTC Credit – Fourth Quarter 2012
CDS Open Interest and Gross Notional Cleared
OI (Billions) Notional (Billions) $1,800 $40,000 $1,600 $35,000 $1,400 $30,000 $1,200 $25,000 $1,000 $20,000 $800 $15,000 $600 $400 $10,000 $200 $5,000 $ $
1 15 29 43 57 71 85 99 113 127 141 155 169 183
197 Clearing Week
Open Interest Gross Notional
Quarterly CDS Revenues $50 $41 ‐14% y/y $40 $40 $36 $36 $33 $30
 $20
 $10
 $0
4Q11 1Q12 2Q12 3Q12 4Q12
CDS Clearing CDS Execution
4Q12 CDS revenues of $36MM o $17MM from Creditex, 60% electronic
o $19MM from CDS clearing
Through Feb 1, $37TR CDS cleared, $1.5TR OI; 381 clearable CDS products
CDS Market Update o Most liquid CDS market clearing over 300 more contracts than nearest competitor including single names and LatAm sov CDS
o Mandated CDS index clearing beginning 1Q13 o Portfolio margining approved for buy-side o CDS index futures product launch in 1H13
o EU application for client clearing pending o FSA approved application for EU sovereign CDS; SEC approval pending

Robust Cash Generation & Strong Balance Sheet
ICE Operating Cash Flow
+3% y/y $800 $733 $713
$600 $534 $487
$375 $400
$200
$0
2008 2009 2010 2011 2012
ROIC1 – Industry Peers, S&P500
20% 15% 10% 5%
0%
2010 2011 2012
NYX CME NDAQ S&P 500* ICE WACC
Solid Cash Position
$733MM in operating cash flow in 2012
$1.6B in unrestricted cash; no net debt
$1.8B undrawn credit facility
Debt-to-EBITDA ratio of 1.2x
Capital Management
Flexibility to pursue global growth opportunities in derivatives and clearing
Repurchase authorization remaining $450MM o 417K shares repurchased in 2012
Track record of disciplined capital deployment
Delivering Shareholder Value
Prudent manager of shareholder capital
Leading ROIC of 18%, avg cost of capital 9%
Disciplined M&A and organic investment
(1) ROIC = (Operating Income x (1-Tax Rate) ) / (Avg Debt + Avg Shareholders Equity + Avg Minority Interest – Avg Cash, Cash Equiv, & ST Investments) *Source: Factset, Company Filings. S&P data represents only current constituents. S&P 500 ROIC calculated using invested capital weighted average. ICE, CME, NDAQ, NYX LTM data as of 4Q12; S&P 500 reflects most recently reported fiscal quarter as of Dec 2012

Track Record of Growth and Expense Discipline
Annual Revenue and Expenses
$1,327 $1,363 $1,400 $1,200 $1,150 $995 $1,000 $813 $800 $600 $498 $534 $536 $482 $400 $319 $200 $-2008 2009 2010 2011 2012
Operating Expenses Revenue
Diluted EPS
 $8.00 $7.52 $6.90
 $6.00 $5.35 $4.17 $4.27 $4.00
 $2.00
 $-
2008 2009 2010 2011 2012
2012 Revenue Growth
3%
ICE CME NDAQ NYX
-1%
-11%
-13%
2012 EPS Growth
9%
ICE CME NDAQ NYX
-5%
-41%
-50%

Expanding Global Customer Base
Strong International Participation
International US
56% 51% 52% 64%
44% 49% 48% 36%
2009 2010 2011 2012
Global Exchange Model
Increasing reliance on ICE global benchmarks
Exchanges & clearing houses in US, UK, Canada
Demand from emerging geographies
Brazil, European and Asian expansion initiatives
Growing global product set
Proven cross-border M&A integration
150 new products in ‘12
Total User Growth
300 Index date = Dec 2005
280 260 240 220 200 180 160 140 120 100
Demand for Markets, Risk Management
Demand for risk management and hedging
Price volatility requires continuous hedging
New products and clearing services support addition of new customers
Customers seeking regulatory certainty and efficiency of ICE solutions
Expanding CDS and FX market services
NYSE Euronext transaction provides strong platform for new markets

Leading Global Energy Markets
Oil Futures & Options ADV
1,200 800 400
0
2008 2009 2010 2011 2012
Brent Futures & Options GasOil Futures & Options
WTI Futures & Options Other Global Oil Futures & Options
Global Commodity Markets & Clearing
International commercial, industrial and financial market participants
Brent is the leading global oil benchmark; WTI US benchmark; Gasoil middle distillate benchmark
Natural gas growing as energy source; low price, clean fuel and expanding usage
ICE Clear Europe driving new product development
Price volatility is key driver of volume
Nat Gas Futures & Options ADV
1,500 1,000 500
0
2008 2009 2010 2011 2012
ICE Energy Open Interest
All ICE Energy Futures
Contracts
 70,000 60,000 50,000 40,000 30,000 20,000 10,000 -
2008 2009 2010 2011 2012
Cleared OTC energy contracts transitioned to futures contracts on Oct 15, 2012 and all prior periods have been adjusted to reflect these contracts as futures

Executing on New Products and Markets
New Product Revenue
Creating New Opportunities
New products contributed $64MM in ‘12
EU energy options vols tripled to 13MM contracts
Emissions volume + 23% y/y, $67MM in ‘12 rev
CDS futures product in development
Bond platform launched with Cetip
BRIX continues product and market development
Commodity Swaps Data Repository (SDR)
EU Energy Options Volume
14,000 12,000 10,000 8,000 6,000 4,000 2,000
0
2008 2009 2010 2011 2012
EU Emissions Avg Daily Volume
50 40 30 20 10
0
2Q08 4Q08 2Q09 4Q09 2Q10 4Q10 2Q11 4Q11 2Q12 4Q12
Cleared OTC energy contracts transitioned to futures contracts on Oct 15, 2012 and all prior periods have been adjusted to reflect these contracts as futures

NYSE Euronext Transaction and CSA Update
Strong industrial logic based on long-term growth opportunities, synergies, focused business model and global franchise
Regulatory reform continues to drive migration of asset classes to exchange traded and cleared environment
Demand for enhanced transparency, cleared products and capital efficiency driving long-term growth
Combination extends ICE’s industry leading expertise in derivatives and clearing to rates
Integration
Continuing work on integration plan regarding synergies from the clearing transition, derivatives platform overlap and corporate overhead
Synergy estimates exclude any revenue synergies as well as the Euronext business
Technology
Analyzing the best way to leverage tech assets
Technology platform analysis
NYSE Liffe
Establishing framework for integration of markets and technology
Evaluating areas for new product development
Euronext
Post closing, ensure Euronext will be a solid, standalone organization that can compete in international listings, market data and technology
Potential IPO of Euronext to be determined post closing
HSR filing made in the US in January
Registration statement filed with the SEC; will set respective shareholder meeting dates upon finalization
Working with US and European regulators to advance the regulatory filing and approval process
Closing anticipated in the second half of 2013
Clearing Services Agreement (CSA) between Liffe and ICE Clear Europe independent of main transaction to address Liffe’s immediate clearing needs
Regulatory review and client testing anticipated in Q2
Transition expected to occur in mid 2013

Five Themes in 2013
Commitment to Growth, Leadership & Customer Focus
Commodity market expansion across energy and ag markets through new products, options market growth and new customers
NYSE Euronext transaction regulatory approval, closing and integration
Provision of cost- and capital-efficient regulatory reform solutions to meet transparency, reporting and clearing requirements
Focus on range of OTC clearing opportunities across commodities and financials; successful transition of Liffe products to ICE Clear Europe
Maintain culture of customer service, innovation, growth, and a focus on expense discipline coupled with best in class ROIC

APPENDIX

ICE Summary Balance Sheet
In millions
BALANCE SHEET 12/31/12 12/31/11 CHANGE
Assets
Unrestricted Cash $1,612 $823 $789 Other Current Assets 32,138 31,782 356 Current Assets 33,750 32,605 1,145 PPE (net) 143 131 12 Other Assets 3,321 3,412 -91
Total Assets $37,215 $36,148 $1,067
Liabilities & Equity
Current Liabilities $32,246 $31,800 $446 Long Term Debt 970 838 132 Other Liabilities 323 348 -25 Total Liabilities 33,538 32,986 552 Total Equity 3,677 3,162 515
Total Liabilities & Equity $37,215 $36,148 $1,067
NOTE: Figures may not foot due to rounding.
Low leverage with debt to trailing EBITDA of 1.2x as of 12/31/12
Unrestricted cash of $1.6B; $1.1B debt outstanding as of 12/31/12
4Q12 capital expenditures $18MM o Cap ex equipment $9MM o Capitalized software of $9MM
Existing credit facilities of $1.8B as of Dec 31, 2012 o $1.5B available for general corporate use o $303MM available for clearing houses

Adjusted EBITDA Reconciliation
In thousands
12 Months 12 Months 3 Months 3 Months Ended Ended Ended Ended 12/31/12 12/31/11 12/31/12 12/31/11
Net income attributable to ICE $551,576 $509,673 $129,472 $126,773 Plus income tax expense 227,955 238,268 50,841 53,711 Less interest and investment income (1,626) (2,489) (612) (270) Plus interest expense 38,902 34,533 9,790 10,910 Plus depreciation and amortization expense 130,502 132,252 33,547 33,189 Non-GAAP EBITDA 947,309 912,237 223,038 224,313 Plus (less) other income (expense), net 47 1,009 (206) 190 Less capital expenditures (32,377) (57,258) (8,632) (37,811) Less capitalized software development costs (35,432) (30,378) (9,227) (7,233) Less Russell payments (20,000) (22,140) (5,000) (6,750) Non-GAAP Adjusted EBITDA $859,547 $803,470 $199,973 $172,709

Non-GAAP Net Income Attributable to ICE & EPS Reconciliation
In thousands
12 Months 12 Months 3 Months 3 Months Ended Ended Ended Ended 12/31/12 12/31/11 12/31/12 12/31/11
Net income attributable to ICE $551,576 $509,673 $129,472 $126,773 Add: Costs expensed related to credit facilities - 2,634 - 2,634 Add: NYSE Euronext transaction costs and banker fees related to other transactions 9,174 4,250 9,174 - Less: Income tax benefit effect related to the items above (3,497) (919) (3,497) (919) Adjusted net income attributable to ICE $557,253 $515,638 $135,149 $128,488 Earnings per share attributable to ICE common shareholders: Basic $7.59 $6.97 $1.78 $1.75 Diluted $7.52 $6.90 $1.76 $1.73
Adjusted earnings per share attributable to ICE common shareholders:
Adjusted basic $7.66 $7.05 $1.86 $1.77 Adjusted diluted $7.60 $6.98 $1.84 $1.75
Weighted average common shares outstanding:
Basic 72,712 73,145 72,662 72,582 Diluted 73,366 73,895 73,449 73,414

Non-GAAP Operating Income, Operating Margin & Operating Expense Reconciliation
In thousands
12 Months 12 Months 3 Months 3 Months Ended Ended Ended Ended 12/31/12 12/31/11 12/31/12 12/31/11
Total revenues $1,362,965 $1,327,491 $323,371 $327,215 Total operating expenses 535,950 534,429 131,005 132,407 Less: NYSE Euronext transaction costs and banker fees related to other transactions (9,174) (4,250) (9,174) - Less: Costs expensed related to credit facilities - (586) - (586)
Adjusted total operating expenses $526,776 $529,593 $121,831 $131,821 Adjusted operating income $836,189 $797,898 $201,540 $195,394
Operating margin 61% 60% 59% 60%
Adjusted operating margin 61% 60% 62% 60%

Historical Aggregate Data
2013
Trading Days* 21 19 20 22 21 21 22 21 21 23 19 22
Average Daily Volume (000s)
Jan-13 Feb-13 Mar-13 Apr-13 May-13 Jun-13 Jul-13 Aug-13 Sep-13 Oct-13 Nov-13 Dec-13
Energy 3,093 Ags 263 Financials 123
Total 3,478
*Canada had 22 trading days in Jan 2013
Rolling 3 Month Rate Per Contract (for the periond ending)
Jan-13 Feb-13 Mar-13 Apr-13 May-13 Jun-13 Jul-13 Aug-13 Sep-13 Oct-13 Nov-13 Dec-13
Energy $1.08 Ags $2.54 Financials $1.04
Total $1.18
2012
Trading Days* 20 20 22 20 22 21 21 23 19 23 21 20
ADV (000s)
Jan-12 Feb-12 Mar-12 Apr-12 May-12 Jun-12 Jul-12 Aug-12 Sep-12 Oct-12 Nov-12 Dec-12
Energy 3,700 3,596 2,807 2,795 3,075 3,032 2,703 2,576 2,888 3,067 2,836 2,375 Ags 228 301 248 311 230 336 236 217 263 214 221 175 Financials 146 167 212 164 176 234 138 109 188 118 142 170
Total 4,073 4,064 3,267 3,270 3,481 3,602 3,078 2,902 3,339 3,399 3,198 2,720
*Canada had 21 trading days in Jan 2012, 22 trading days in Aug 2012, 22 trading days in Oct 2012 and 19 trading days in Dec 2012
Rolling 3 Month RPC
Jan-12 Feb-12 Mar-12 Apr-12 May-12 Jun-12 Jul-12 Aug-12 Sep-12 Oct-12 Nov-12 Dec-12
Energy $1.08 $1.04 $1.04 $1.06 $1.07 $1.08 $1.10 $1.11 $1.11 $1.08 $1.08 $1.07 Ags $2.45 $2.59 $2.56 $2.57 $2.48 $2.54 $2.46 $2.47 $2.40 $2.40 $2.43 $2.47 Financials $0.90 $0.86 $0.93 $0.88 $0.91 $0.88 $0.92 $0.96 $1.00 $1.01 $1.01 $1.00
Total $1.15 $1.13 $1.14 $1.17 $1.17 $1.19 $1.20 $1.21 $1.21 $1.17 $1.17 $1.15
NOTE: Figures may not foot due to rounding

Cleared OTC energy contracts transitioned to futures contracts on Oct 15, 2012 and all prior periods have been adjusted to reflect these contracts as futures